Exhibit 99.1

KIMBER RESOURCES INC.

Consolidated Interim Financial Statements

Three Months Ended September 30, 2005

These financial statements have not been reviewed by the Company’s auditors.

Form 52-109F1 - Certification of Interim Filings

I, Robert Longe, President of Kimber Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kimber Resources Inc., (the issuer) for the period ended September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

Date: November 7, 2005

“Robert V. Longe”

President

Form 52-109F1 - Certification of Interim Filings

I, Peter de Visser, C.A., Chief Financial Officer of Kimber Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kimber Resources Inc., (the issuer) for the fiscal year ended June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

Date: November 7, 2005

“Peter de Visser”, CA,

Chief Financial Officer

KIMBER RESOURCES INC.

Consolidated Balance Sheets

	September 30, 2005	June 30, 2005
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$6,203,415	$4,288,648
Amounts receivable (note 4)	668,629	450,471
Due from related party	15,952	16,702
Prepaid expenses	39,817	40,234
	6,927,813	4,796,055

Equipment (note 5)	429,749	436,736

Investment	103,596	103,596

Unproven mineral rights (Schedule and note 3)	13,981,344	11,601,330
	$21,442,502	$16,937,717

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$789,069	$900,269
Due to related parties	-	465
	789,069	900,734

SHAREHOLDERS’ EQUITY
Share capital (note 6)	23,971,386	19,033,066

Stock-based compensation (note 7)	1,547,305	1,366,406

Deficit	(4,865,258)	(4,362,489)
	20,653,433	16,036,983
	$21,442,502	$16,937,717

Approved on behalf of the Board of Directors:

“L. J. Manning”	“M. E. Hoole”
Director	Director

See notes to the consolidated financial statements.

KIMBER RESOURCES INC.

Consolidated Statements of Operations and Deficit

	Three Months Ended September 30,
	2005	2004
	(Unaudited)
Expenses
Amortization of equipment	$5,366	$6,238
Foreign exchange loss	1,100	5,380
Interest and bank charges	373	713
Investment income	(24,456)	(12,326)
Investor relations and shareholder communications	67,740	47,525
Legal and audit	26,256	-
Office and miscellaneous	25,621	20,511
Rent	16,584	15,618
Salaries and benefits	149,143	133,383
Transfer and filing fees	28,125	(2,216)
Travel and accommodation	26,018	14,680
	321,870	229,506

Loss before other items	(321,870)	(229,506)

Other items
Stock-based compensation (note 9)	(180,899)	(89,382)

Net loss for the period	(502,769)	(318,888)

Deficit - beginning of period	(4,362,489)	(2,536,507)

Deficit - end of period	$(4,865,258)	$(2,855,395)

Loss per share – basic and diluted	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	35,000,943	27,789,028

See notes to the consolidated financial statements.

KIMBER RESOURCES INC.

Consolidated Statements of Cash Flows

	Three Months Ended September 30,
	2005	2004
	(Unaudited)
Cash provided by (used for):
Operating Activities
Net loss for the period	$(502,769)	$(318,888)
Adjustment for items not involving cash
Amortization of equipment	17,120	17,739
Stock-based compensation	180,899	89,382
	(304,750)	(211,767)
Net changes in non-cash working capital items
Amounts receivable	(218,158)	(33,299)
Due from related parties	750	750
Prepaid expenses	417	2,404
Accounts payable and accrued liabilities	(111,200)	(171,162)
Due to related parties	(465)	(1,467)
	(633,406)	(414,541)
Investing Activities
Purchase of equipment	(10,133)	(23,476)
Unproven mineral rights	(2,380,014)	(1,448,380)
	(2,390,147)	(1,472,126)
Financing Activities
Common shares issued for cash	4,999,998	2,194,218
Share issuance costs	(61,678)	(356,937)
	4,938,320	1,837,281

Increase in cash during the period	1,914,767	(49,386)

Cash and cash equivalents - beginning of period	4,288,648	3,279,845

Cash and cash equivalents - end of period	$6,203,415	$3,230,459

Supplemental Disclosure of Non-Cash Investing and Financing Activities

Financing activities
Shares and warrants issued for finder’s fee $	-	$28,668
Options issued for agent’s fees	-	91,021
Share issue costs	-	(119,689)
	-	-

See notes to the consolidated financial statements.

KIMBER RESOURCES INC.

Consolidated Schedule of Deferred Mineral Rights

	June 30, 2005	Expenditures During period	September 30, 2005
		(Unaudited)	(Unaudited)
MEXICO
Monterde Property
Acquisition	$1,496,346	$569,656	$2,066,002
Exploration and engineering
Amortization	57,954	11,612	69,566
Assays	1,204,299	136,290	1,340,589
Drilling	3,644,609	859,291	4,503,900
Engineering	373,531	116,642	490,173
Environmental study	421,416	25,449	446,865
Field, office	288,669	31,642	320,311
Geological, geophysical	1,577,704	229,838	1,807,542
Legal	202,475	22,503	224,978
Maps, reports, reproductions	296,927	43,217	340,144
Metallurgy	217,132	15,235	232,367
Road construction	664,522	139,636	804,158
Salary and wages	182,813	22,868	205,681
Scoping study	11,392	-	11,392
Stakeholder costs	22,040	1,050	23,090
Supplies	386,406	86,713	473,119
Travel, accommodation	494,277	68,372	562,649
	10,046,166	1,810,358	11,856,524
	11,542,512	2,380,014	13,922,526
Setago Property
Acquisition	4,574	-	4,574
Exploration
Assays	5,567	-	5,567
Engineering	535	-	535
Field, office	413	-	413
Geological, geophysical	33,204	-	33,204
Maps, reports, reproductions	145	-	145
Road construction	7,695	-	7,695
Supplies	919	-	919
Travel, accommodation	5,766	-	5,766
	54,244	-	54,244
	58,818	-	58,818

Total deferred mineral rights	$11,601,330	$2,380,014	$13,981,344

See notes to the consolidated financial statements.

KIMBER RESOURCES INC.

  Notes to Consolidated Financial Statements

September 30, 2005

1.

Nature of Operations

The Company is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral rights in Mexico.

2.

Accounting Principles and Use of Estimates

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) and should be read in conjunction with the Company’s annual audited financial statements and accompanying notes for the year ended June 30, 2005 as these statements do not contain all the disclosures required by Canadian GAAP for annual financial statements. These interim financial statements are stated utilizing the same accounting policies and their methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for a full year.

The consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiary, Minera Monterde S. de R.L de C.V. (Mexico).

3.

Unproven Mineral Rights

The Company’s mineral rights are located in the State of Chihuahua, Mexico.

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and adjoining staked concessions. The entire Monterde Property is comprised of 29 mineral concessions.

Monterde concessions

The Company owns a 100% interest in the Monterde concessions originally acquired for US$1,054,900, of which the final payment of US$327,700 was made on August 9, 2005.

El Coronel concessions

The Company has an option to purchase eleven mineral concessions by the payment of US$1,000,000, of which US$452,000 has been paid, including US$135,000 paid on August 14, 2005.  Payments remaining are:

February 14, 2006	US$ 165,000
August 14, 2006	US$ 383,000
US$ 548,000

Staked concessions

The Company has a 100% interest in concessions that were staked adjacent to the Monterde and El Coronel concessions. The only payment obligations for these staked concessions are semi-annual taxes.

Setago Property

During 2004, the Company staked the Setago Property, which lies approximately 24 kilometres to the west of the Monterde Property and consists of one exploration concession.  The property requires no payments other than for semi-annual taxes ($3,355 in 2005).

4.

Amounts Receivable

Amounts receivable at September 30, 2005 are comprised primarily of an IVA tax refundable from the Government of Mexico.  The IVA Tax is 15% of expenditures in Mexico and $531,644 is due at September 30, 2005 (2004 - $383,326).  The Company has received IVA refunds up to June 2005, and expects to receive the remainder.  The Company also is due a refund of $53,771 from the Government of Mexico related to a mineral concession acquired in a previous fiscal year.

5.

Equipment

	September 30, 2005 (Unaudited)			June 30, 2004
	Cost	Accumulated Amortization	Net value	Net value
Computer equipment	$85,429	$36,490	$48,939	$43,431
Computer software	45,398	8,234	37,164	39,415
Office fixtures and equipment	18,138	4,572	13,566	18,944
Vehicles	54,220	26,229	27,991	29,985
Camp and equipment	347,919	45,830	302,089	304,961
	$551,104	$121,355	$429,749	$436,736

6.

Share Capital

a)

Authorized: 80,000,000 common shares without par value

b)

Issued and outstanding:

	Number of Shares	Amount
		$
Balance - June 30, 2004	27,401,540	11,126,010

Private placements	4,600,324	7,065,002
Exercise of options	233,217	155,200
Exercise of warrants	1,497,747	1,119,315
Less share issue costs		(346,152)
Less stock-based-compensation		(86,309)
	6,331,288	7,907,056
Balance – June 30, 2005	33,732,828	19,033,066

Private placement	3,333,332	4,999,998
Less share issue costs		(61,678)

Balance – September 30, 2005	37,066,160	23,971,386

c)

Warrants

Summary of warrant activity for the period ended September 30, 2005:

Expiry date	Exercise Price	June 30, 2005	Issued	Exercised	Cancelled/ Expired	September 30, 2005
March 8, 2006	$1.80	2,355,712	-	-	-	2,355,712
February 26, 2007	$1.80		1,666,666	-	-	1,666,666
	$1.80	2,355,712	1,666,666	-	-	4,022,378

Weighted Average Exercise Price		$1.80	$1.80	-	-	$1.80

d)

Stock Options

The Company’s stock option plan allows the Company to grant up to 5,294,613 stock options, exercisable at the market price as determined on the last trading date preceding their grant, and vesting as to 1/3 of their number on the date of their grant and then 1/3 in each nine month period thereafter.

Summary of stock option activity for the period ended September 30, 2005:

Expiry date	Exercise Price	June 30, 2005	Granted	Exercised	Cancelled/ Expired	Vested	September 30, 2005
Mar 6/06	$1.80	120,450	-	-	-	120,450	120,450
Jun 6/07	$0.45	384,000	-	-	-	384,000	384,000
Jul 7/07	$0.45	875,000	-	-	-	575,000	875,000
Oct 29/07	$0.45	25,000	-	-	-	25,000	25,000
Feb 27/08	$0.46	60,000	-	-	-	60,000	60,000
Aug 13/08	$0.73	819,000	-	-	-	559,000	819,000
Jan 16/09	$2.05	175,000	-	-	-	175,000	175,000
May 28/09	$1.77	60,000	-	-	-	39,998	60,000
Oct 6/09	$2.14	802,000	-	-	-	426,878	802,000
Dec 8/09	$1.80	75,000	-	-	-	50,000	75,000
Apr 18/10	$1.70	40,000	-	-	-	13,333	40,000
Sep 19/10	$1.65	-	477,000	-	-	159,000	477,000
		3,435,450	477,000	-	-	2,467,209	3,912,450
Weighted Average Exercise price		$1.11	$1.65	-	-	$1.17	$1.17

7.

Stock-based Compensation

The fair value of stock options granted are estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate – 3.1%-3.6% (2004 – 3.1%-4.2%); estimated share price volatility – 59%-62% (2004 – 79%-137%); expected life – 1.5-5 years (2004 – 1.5-5 years).

Option pricing models require the use of estimates and assumptions including the expected volatility.  Changes in these underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Stock-based-compensation has been recognized for the following grants:

Balance at June 30, 2004	$ 559,628

Options granted to employees and consultants	720,469
Options granted to agent for private placement	86,309
Expense - June 30, 2005	806,778
Balance - June 30, 2005	1,366,406

Options granted to employees and consultants	180,899
Balance - September 30, 2005	$ 1,547,305

For stock options granted and not vested, compensation expense is recognizable in future periods as follows:

June 30, 2006	$542,699
June 30, 2007	456,214
$998,913

Kimber Resources Inc.

Management’s Discussion and Analysis

November 1, 2005

The following management discussion and analysis of the Company’s financial position is for the three month period ended September 30, 2005 and covers information up to the date of this report. This discussion should be read in conjunction with the attached financial statements and related “Notes to the Consolidated Financial Statements” which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  The discussion and analysis may contain certain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.kimberresources.com.

The Company’s auditor has not reviewed these financial statements.

Introduction

Kimber Resources Inc. is a Canadian-based company engaged in the development and exploration of the Monterde gold/silver property (the “Property”) located in the Monterde Mining District in the state of Chihuahua, Mexico. The Company’s primary targets are open-pittable ore bodies, where gold and silver are amenable to extraction by heap leaching and, possibly, conventional milling. The Company’s policy allocates the greater part of its funds to development and exploration on its principal asset, the Carmen deposit and exploring for additional gold-silver resources on the Monterde Property.

While drilling exploration targets for additional gold and silver resources, the Company is advancing the Carmen deposit towards pre-feasibility status so that its full value can be recognized.

Results of Operations

The net loss for the three month period ended September 30, 2005 was $502,769 or $0.01 per common share compared with $522,203 or $0.01 per share loss for the three months ended June 30, 2005.

During the three months ended September 30, 2005 the Company spent $2,380,014 on its mineral properties ($1,761,854 in three months ended June 30, 2005); $569,656 for property acquisition payments and taxes and had mineral property expenditures of $1,810,358. Drilling costs were $859,291 compared to $737,289 in June 30, 2005. Assay costs during the three months ended September 30, 2005 were $136,290 compared to $167,443 for the comparable period ended June 30, 2005. Geological and geophysical expenditures were $229,838 compared to $339,039 in the three months ended June 30, 2005. The results of these expenditures are explained in the “Mineral Properties” section below.

In accordance with stock-based compensation policy required by the Canadian Institute of Chartered Accountants the Company recorded an expense of $180,899 on 1,929,000 stock options including 477,000 granted in the period. This is a non-cash expense and does not affect the Company’s operations. Without this non-cash expense, the Company would have recorded a loss of $321,870 or $0.01 weighted average loss per share during the year.

Salary and benefits expenses decreased to $149,143 in the three months ended September 30, 2005 from $156,568 in the period ended June 30, 2005 due to the Company’s portion of statutory deductions reaching their maximum.

Investor relations and shareholder communications expenses increased to $67,740 (June 30, 2005 – $60,963) as a result of additional advertising and the Company attending the Las Vegas Gold & Precious Metals Investment Conference.

Office and miscellaneous expenses declined during the period ended September 30, 2005 to $25,621 from $66,403 in 2005.

Rent expense for the head office decreased to $16,584 in the period ended September 30, 2005 from $16,792 in the three month period ended June 30, 2005.

The Company recorded a loss from foreign exchange of $1,100 during the three months ended September 30, 2005 as opposed to a gain of $26,394 in the period ended June 30, 2005. The loss comes from funds advanced to Mexico during the period that have declined in value due to fluctuations in the Mexican nuevo peso relative to the Canadian dollar. The rate of exchange for the Mexican peso began the fiscal year at 0.1147 and closed lower to 0.1025 on September 30.

Summary of Quarterly Results December 31, 2003 to September 30, 2005

	Q2 Dec31/03	Q3 Mar31/04	Q4 Jun30/04	Q1 Sep30/04
Interest income	10,761	11,340	35,800	12,326
Total Loss	(235,473)	(630,319)	(506,931)	(318,889)
Loss per share	(0.01)	(0.02)	(0.03)	(0.01)

	Q2 Dec31/04	Q3 Mar31/05	Q4 Jun30/05	Q1 Sep30/05
Interest income	13,828	22,093	26,537	24,456
Total Loss	(469,966)	(500,446)	(536,681)	(502,769)
Loss per share	(0.02)	(0.02)	(0.01)	(0.01)

The Company is in the exploration and development stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities, which allow the Company to undertake further development and exploration on its properties.

Revenues for the Company are for interest and gains received on cash or short-term investments (low-risk banker’s acceptance notes that yield 2.65% to 2.85% on an annual basis) classified as cash.  Interest revenues fluctuate according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest received on cash balances.

Financial Condition

At September 30, 2005, the Company had working capital of $6,138,744 (June 30, 2005 - $3,895,321). The change in working capital is the result of increased available cash of $6,203,145 compared to the previous period (June 30, 2005 - $4,288,648). During the three months ended September 30, 2005 the Company issued 3,333,332 shares at $1.50 for net proceeds of $4,938,320 from a private placement. As at the date of this report the Company had approximately $5,220,000 in cash and liquid short-term banker’s acceptance notes.

Current liabilities decreased to $789,069 at September 30, 2005 compared to $900,269 as at June 30, 2005. The amounts were routine accounts payable at the end of the period and were paid subsequently. The Company has no long-term indebtedness or long-term obligations.

The Company is committed to paying approximately $545,500 at November 1, 2005 for expenses billed, primarily drilling and assays.

Cash Flows

The Company generates cash inflow from selling its shares either through financings or the exercise of existing share purchase warrants and stock options. There is a liquidity risk that these warrants and options may not be exercised if the price of the Company’s share price falls below the exercise price due to market conditions.

Amounts receivable increased by $218,158 during the three months ended September 30, 2005 mainly attributable to input tax credit payments for IVA Tax received from the Government of Mexico. Receivables for IVA, which is 15% of expenditures in Mexico, increased during the year by $237,944 to $531,644. Subsequent to the period the Company received approximately $96,000 for its IVA and is now current to June 30, 2005. An advance payment made to the Government of Mexico during the previous fiscal year ended June 30, 2004 to acquire claims within the Monterde Property totaling $56,844 remains due. In addition, amounts due from a supplier decreased by $15,927 for survey equipment services used on the Monterde Property. Amounts receivable from the Government of Canada for Goods and Services Tax (GST) increased $3,571 to $13,680.

Prepaid expenses, which are mostly insurance policies and advances for investment conferences, decreased by $417 to $39,817.

Property acquisition costs of $569,656 were incurred for option payments and concession taxes on the Monterde Property.

Share capital increased cash inflows by an aggregate of $4,938,320 through the issuance of 3,333,332 common shares during the three month period ended September 30, 2005 as follows:

	Number of Shares	Share Capital $
Balance, June 30, 2005	33,732,828	19,033,066

Private placements	3,333,332	4,999,998
Share issue costs		(61,678)
Balance, June 30, 2005	37,066,160	23,971,386

Financings

On August 26, 2005, the Company announced that it has closed a non-brokered private placement of units to raise gross proceeds of $4,999,998.  All of the units were issued at a price of $1.50 per unit and each unit consists of one common share and one-half of a non-transferable warrant, with one whole warrant entitling the holder to purchase one additional common share at $1.80 until February 26, 2007. The investors were funds managed by Sprott Asset Management Inc. and two other institutional investors based in the United States.  A finder's fee of $40,000 was paid to an investment brokerage firm in respect of 1,333,332 units.

Contractual Obligations

The Company has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has future contractual obligations to property vendors for the Monterde Property totalling US$ 548,000 payable in the calendar year 2006. With these payments the Company will complete the acquisition of 100% ownership of the entire Monterde property, free of all royalties. The payments are as follows:

U.S. $
February 14, 2006	165,000
August 14, 2006	383,000
548,000

Capital Resources and Liquidity

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at November 1, 2005 the Company had cash and banker’s acceptance notes of approximately $5,220,000 and $597,000 in receivables.

If existing warrants and vested, in-the-money options were exercised, the Company would generate $8,118,750 (warrants - $7,240,280; options -$878,470).

At present, management believes that it has sufficient financial resources to complete planned expenditures to early-2006.

The Company does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

Amounts paid to related parties were in the normal course of operations and were valued at fair market value as determined by management.

An officer of the Company owed the Company $15,792 as at September 30, 2005 (June 30, 2005 - $16,702) that relates to statutory salary deductions remitted on behalf of the officer in a previous fiscal year. The amount is repayable at $250 per month.

Mineral Properties

Monterde Project

The Monterde Property is the Company’s principal asset, located in the Sierra Madre Mountains of southwestern Chihuahua State, approximately 75 kilometres northwest of Glamis Gold Ltd.’s El Sauzal Project and approximately 50 kilometres southeast of the past-producing Ocampo Mining District.  It is located in the Guazapares Municipality, approximately 260 road kilometres southwest of Chihuahua, Mexico. The Property is held through Kimber’s 100% owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V.

Mr. Alan Hitchborn, B. Sc., Vice President, Development manages the field program on the Monterde Project.  Mr. J.B. Richards, P. Eng., Vice-President, Engineering, is the designated internal Qualified Person for the Project, responsible for quality control and verifying all data.

Kimber has been actively drilling on the Property throughout the year and has expanded from one reverse circulation rig (RC) at the beginning of July 2004 to three drills; a core drill and two RC drills. The Company drills for twenty-day periods followed by ten-day breaks. This pattern allows geologists and engineers essential time to review and interpret incoming assay data that reveal the direction of mineralized structures for targeting future step-out holes. By avoiding “blind” holes success rates have been high using this approach on the Property.

To September 30, 2005 there have been 351 reverse-circulation (RC) holes drilled on the Property totaling 62,425 metres and 40 core holes drilled over 7,175 meters. 293 of the RC holes were drilled on the Carmen deposit and related Dome Fault; 24 holes on La Veta Minitas structure; 2 on the De Nada zone, 5 on the El Orito structure and 27 holes drilled on the recently discovered Carotare area. Results of individual holes drilled into the Carmen deposit, Carotare and the Veta Minitas structure can be found on the Company’s website www.kimberresources.com or on Sedar at www.sedar.com.

In January 2005, the Company expanded its property holdings by staking concessions adjacent to the Monterde Property. Ground measuring 37 kilometres in length was staked around and to the southeast of the Monterde Property to cover extensions of mineralized structures. With some of the mineralized structures and exploration targets on the Monterde Property trending towards the boundary of the claims, the Company decided to stake surrounding ground.  The land under Kimber’s 100% control in the Monterde District is now approximately 28,000 hectares.

Development of Carmen and Resource “Estimate L”

On September 6, 2005 the Company announced Estimate “L”, a polygonal estimate using all (273) reverse circulation holes drilled on the Carmen deposit for which results were available by August 18, 2005. The estimate was prepared by the Company’s geological and engineering staff under the supervision of External Qualified Person, Mr. A.A. Burgoyne, P.Eng of Burgoyne Geological Inc.

The table below shows the Measured & Indicated resource categories in the Carmen deposit, now approaching one million gold-equivalent ounces, and the inferred resources.

Carmen Deposit Estimate "L"
	Tonnes	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	15,353,000	0.87	60	1.58	431,000	29,813,000	781,000
Indicated	4,140,000	0.86	46	1.40	114,000	6,154,000	187,000
Measured & Indicated	19,493,000	0.87	57	1.54	545,000	35,967,000	968,000
Inferred	7,393,000	1.00	39	1.46	238,000	9,374,000	346,503

Boundaries to the mineralized body, incorporating the revised understanding of controls to mineralization, were drawn manually on each of 25 vertical sections 25 metres apart. Polygons were then drawn to outline cut-off grades at 0.3 g/t gold and 35 g/t silver.

Veta Minitas

The resource estimate on the partially-drilled Veta Minitas structure below is unchanged but is included to show all resource estimates on the Monterde Property to date.

Veta Minitas resource estimate of November 2004
	Tonnes	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured & Indicated	900,000	0.71	91	1.78	20,000	2,600,000	50,200
Inferred	400,000	0.37	99	1.53	4,500	840,000	14,400

* Gold-equivalent assumes equivalence of 85 units of silver to one unit of gold.

Increase in Measured & Indicated

Since Estimate "K" in September 2004, a further 211,500 gold-equivalent ounces in the Measured & Indicated categories have been added, an increase of 63%, some of it from upgrading of Inferred resources, some of it from new zones. The percentage of the total gold-equivalent resource (Measured + Indicated + Inferred) belonging to the first two categories increased from 62 % to 74% (a 9 % increase for gold and a 15 % increase for silver).

Gold Equivalent Values

At approximately 45 million ounces of silver (35,921,000 Measured & Indicated, 9,366,000 Inferred) silver remains a very important component of the deposit. The Company is using a conversion factor (currently 85 ounces of silver for one ounce of gold) for calculating gold-equivalent values, which reflects both prices and the expected recoveries of gold and silver. The conversion factor will be revised as prices change and as more is known about recoveries. An alternative and commonly used approach is to use only the relative prices of gold and silver in calculating gold equivalent grades and quantities. That approach, if applied, would lead to Measured & Indicated gold-equivalent resource ounces of 1,097,000 and 382,000 of Inferred.

Grades

Gold grades are 7% lower than in Estimate "K", principally because a lower gold cut-off was used (0.3 g/t instead of 0.5 g/t), together with 35g/t silver. The lower gold cut-off is thought to be more realistic, given present prices and expected recoveries. Silver grades are lower by 31%, because much of the recent drilling has been beyond the silver-rich portion of the deposit.

Bulk Density

The reverse circulation holes drilled since Estimate "K" were accompanied by core holes drilled for geotechnical, metallurgical, and bulk-density measurements. The results of 90 bulk density measurements average 2.30 tonnes per cubic metre ("t/m3"), in contrast to the 2.65 t/m3 assumed on the basis of information then available for previous estimates. Estimate "L" incorporates the tonnage reduction, which follows from the lower bulk density.

Cost of Resource Ounces

The cost of resource ounces to date (using all property-related costs, including purchase payments applied to all resource categories, including Inferred) is approximately $10 per gold-equivalent ounce.

Next Estimate

The next estimate will apply block model methods to the same geologic interpretation and the same boundaries.

Metallurgical Testing

Metallurgical testing to determine silver and gold recovery rates is ongoing. The most recent cyanide leach tests completed on 93 samples of drill core from the Carmen and related splays gave average recoveries of 90% for gold and 41% for silver. Silver has a particularly wide range (9% to 98%). Petrographic studies to determine the reasons for the variation and other leach tests are in progress.

Potential of the Monterde Property (28,000 hectares)

Although a substantial increase in the value of the Carmen deposit may follow from further enlargement and from upgrading resources to reserves (expected from the pre-feasibility study), the greatest potential for the Monterde property lies in the exploration targets, two of which (the Carotare and El Orito Norte) have already been identified.

Drilling on the Carmen deposit continues to be directed at locating additional resources and converting those in the Inferred category to Measured & Indicated.

Drilling to date has been confined to less than 50 hectares of the 28,000 hectare property. Field exploration (ie mapping and soil sampling) continues to identify other targets.

Objectives

In January 2005, after two and a half years of advancing the Carmen Deposit towards feasibility, the Company expanded its focus to include exploration of areas outside the Carmen. Now, with two excellent exploration targets, Carotare (27 holes) and El Orito Norte (expected to commence drilling in November 2005), Kimber's objectives include a significant increase of gold-equivalent resource ounces. There is, of course, no guarantee that any such objective can be achieved, but management believes there is significant potential for additional resources in the currently identified discovery areas of the Monterde Property.

Profile

On July 21, 2005 the Company filed a final 20-F Registration Statement with the United States Securities and Exchange Commission (SEC) which was subsequently cleared with no further comments. The 20-F Registration Statement can be found on the SEC website www.sec.gov under “Filings and Forms (EDGAR)” or on SEDAR.

With the Carmen approaching pre-feasibility and additional exploration targets to be tested, Kimber is now of interest to more institutional investors. The Company is therefore seeking a higher profile not only in Canada but also in the U.S. To this end an application has been submitted for a listing on the American Stock Exchange (AMEX) in New York. A listing in the U.S. will make it easier for U.S. investors to trade in Kimber shares and broaden the shareholder base in a much larger market.

Monterde Property Payments

To complete the purchase of the Monterde property, Kimber is required to make payments to property vendors totalling US$ 548,000 prior to August 14, 2006.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

The Company’s financial instruments consist of cash, amounts receivable, amount due from related parties, prepaid expenses, investments, accounts payable and accrued liabilities and amounts due to related parties. The balances in these accounts are in Canadian dollars and are recorded at their fair value. Property payment commitments are due in United States dollars so there is a risk of increased costs on these payments as a result of fluctuations in foreign exchange rates.

Legal Proceedings

The Company and its subsidiary are not parties to any legal proceedings and have no contingent liabilities.

Changes in Accounting Policy

There were no changes to accounting policies adopted in the three months ended September 30, 2005.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that material information is made known to the President and Chief Financial Officer and other officers and have concluded that its disclosure controls and procedures are effective.

Outstanding Share Data

The Company has one class of shares and at September 30, 2005 the Company had 37,066,160 shares issued and 45,000,988 outstanding on a fully diluted basis.

The Company has a stock option plan and at September 30, 2005 there were 3,912,450 options outstanding including 120,450 options issued to the agent of the private placement closed September 9, 2004. Of the 3,792,000 options granted to employees, directors and consultants 2,203,569 have vested.

The Company has 4,022,378 warrants outstanding as at September 30, 2005 all exercisable at $1.80.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral development and exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and in the notes to financial statements.

The Company’s financial success is subject to general market conditions, which affect mining and exploration companies.  The value of the Company’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which the Company has no control, although it may choose to hedge some of its future production.  The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican nuevo peso.  The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases.  Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted.  The Company also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances.  The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.